Filed Pursuant to Rule 424(b)(3)

1933 Act File Nos.

333-278664

333-271426

Supplement dated April 9, 2025 to

Prospectuses dated May 1, 2024 for

Protective Market Defender Annuity and Protective Market Defender II Annuity Contracts

Issued by

Protective Life Insurance Company

This Supplement describes certain reinsurance transactions contemplated by a Master Transaction Agreement that Protective Life Insurance Company has entered into with Resolution Re Ltd. Please read this Supplement carefully and keep it with your Prospectus for future reference.

On March 6, 2025, Protective Life Insurance Company (the “Company”) and its wholly owned subsidiary West Coast Life Insurance Company (“WCL”) entered into a Master Transaction Agreement with Resolution Re Ltd. (“Resolution Re”), pursuant to which, among other things, (i) the Company agreed to retrocede, and Resolution Re agreed to reinsure, on a funds withheld basis, a block of structured settlement annuities (the “SSA Business”) and (ii) as more fully-described herein, the Company and WCL agreed to cede, and Resolution Re agreed to reinsure, directly or indirectly, on a 100% modified coinsurance basis, a closed block of secondary guarantee universal life insurance policies (the “SGUL Business”).

The closing for the SSA Business and a portion of the SGUL Business occurred on April 8, 2025. The closing for the remainder of the reinsurance of the SGUL Business (the “Second Closing SGUL Business”) is expected to occur in the second-half of 2025, subject to the satisfaction of customary closing conditions and regulatory approvals (the “Second Closing”).

At the Second Closing, the Company and WCL will recapture the Second Closing SGUL Business previously ceded to the Company’s affiliate, Golden Gate Captive Insurance Company. The Company and WCL will then cede the Second Closing SGUL Business to a newly-formed captive insurance company organized by the Company or one of its affiliates under the laws of the State of Vermont (the “Vermont Captive”) on a 100% funds withheld coinsurance basis, and the Vermont Captive will in turn retrocede the Second Closing SGUL Business to Resolution Re on a 100% modified coinsurance basis.

In connection with these transactions, the Company and WCL will transfer an asset portfolio of approximately $9.7 billion of reserves to (i) certain funds withheld and modified coinsurance accounts maintained by the Company and WCL and (ii) an overcollateralization trust account maintained by Resolution Re for the exclusive benefit of the Company, WCL and, following the Second Closing, the Vermont Captive. Resolution Re will provide investment management services with respect to the transferred asset portfolio, subject to specified investment guidelines, and the Company will continue to manage certain commercial mortgage loans within the transferred asset portfolio. The Company and WCL will continue to administer the reinsured business following the consummation of the foregoing transactions.

To the extent any of the foregoing transactions impact existing agreements between the Company, its affiliates, or its third-party service providers, such agreements will be amended or terminated as necessary.

If you have any questions about your Contract, you may contact us by writing Protective Life at P.O. Box 10648 Birmingham, AL 35202-0648 or calling toll free at 1-800-456-6330.

2